UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-41798

SIMPPLE LTD.

(Registrant’s Name)

71 Ayer Rajah Crescent

#03-07

Singapore 139951

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Nasdaq Stockholders’ Equity Deficiency Letter

On January 16, 2025, SIMPPLE LTD. (the “Company”) received a letter (the “Nasdaq Stockholders’ Equity Deficiency Letter”) from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the Company’s Form 6-K dated December 30, 2024, the Company’s reported stockholders’ equity of $950,980 for the period ended June 30, 2024 does not meet the minimum requirement of $2,500,000 in stockholders’ equity for continued listing under Listing Rule 5550(b)(1), and that as of today, the Company does not meet the alternatives of market value of listed securities or net income from continue operations, and that the Company no longer complies with Nasdaq Listing Rule.

Nasdaq has provided the Company with 45 calendar days to submit a plan to regain compliance, and if the plan is accepted, the Company can be granted an extension of up to 180 calendar days from the date of the Nasdaq Stockholders’ Equity Deficiency Letter to evidence compliance.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(b)(1), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

Nasdaq Annual Meeting Deficiency Letter

On January 16, 2025, the Company received a letter (the “Nasdaq Annual Meeting Deficiency Letter’) from the Listing Qualifications Staff of Nasdaq, notifying the Company that since the Company has not yet held an annual meeting of shareholders within twelve months of the end of the Company’s fiscal year end, it no longer complies with the Listing Rules for continued listing, in particular, Listing Rules 5620(a) and 5810(c)(2)(G), as well as IM-5629 which specifies the securities subject to the annual meeting requirement.

Nasdaq has provided the Company with 45 calendar days to submit a plan to regain compliance, and if the plan is accepted, the Company can be granted an extension of up to 180 calendar days from the date of the Company’s fiscal year end, or until June 30, 2025, to regain compliance.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with Listing Rules 5620(a) and 5810(c)(2)(G), as well as IM-5629, there can be no assurance that the Company will be able to regain compliance with the Listing Rules or will otherwise be in compliance with other Nasdaq continued listing requirement.

Press Release

On January 17, 2025, the Company issued a press release discussing the receipt of the two deficiency letters, which is filed as exhibit 99.1 to this Form 6-K.

Exhibit Index

Exhibit Number	Description

99.1	Press Release dated January 17, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIMPPLE LTD.

Date: January 17, 2025	By:	/s/ Schroeder Norman
	Name:	Schroeder Norman
	Title:	Chief Executive Officer and Director

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